SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of September 2005
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of September 2005, and incorporated by reference herein, are the following press releases made by the Registrant:
1.     Press Release dated September 22, 2005

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SPECTRUM SIGNAL PROCESSING INC.
By:  /s/ Brent Flichel

Name:  Brent Flichel
Title:   Vice President Finance and CFO
Dated: September 22, 2005

FOR . IMMEDIATE . RELEASE
Spectrum Signal Processing Notified by Industry Canada of Results
of Technology Partnerships Canada Audit
Burnaby, B.C., Canada — September 22, 2005 — Spectrum Signal Processing Inc. today announced it has received notification from Industry Canada that in the opinion of the Minister of Industry, the Company is in breach of its Technology Partnerships Canada (TPC) contribution agreement entered into March 31, 1999 and amended March 27, 2002 and May 9, 2002. The Company had engaged outside consultants in relation to this agreement and in the opinion of the Minister, the terms and conditions of their engagements and mandates constitute a breach of the terms of the contribution agreement.
In accordance with the terms of the agreement, Industry Canada has notified Spectrum that within 30 days the Company must either correct the condition or event complained of, or demonstrate to the satisfaction of the Minister that it has taken steps as are necessary to correct the condition and notify the Minister of the rectification.
The notification received today is in relation to an audit performed by Raymond Chabot Grant Thornton on behalf of Industry Canada in late 2004. The Company has previously disclosed its position related to this audit and its use of contingency-based consultants in connection with the TPC agreement. The Company’s position has not changed as a result of receiving this notification. The Company paid consultancy fees of Cdn$955,000 in relation to the agreement, of which Cdn$60,000 has been determined by management to be a fee paid for services potentially not permitted under the agreement. In 2004 the Company accrued a liability of Cdn$60,000 related to such fees paid to such consultant, which the Company believes will be sufficient to cover the probable assessment arising as a result of the audit.
The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004. The Company has not received any notification from Industry Canada with respect to the audit conducted in relation to this agreement.
Spectrum will address the Minister’s concerns and will take the appropriate steps to resolve the issues in a reasonable manner.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
Some of the statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.
™ flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT
Pascal Spothelfer
Business Media and Investor Relations
Tel: 604.421.5422

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